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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                Commission File Number 000-22697


(Check One):

|_|  Form 10-K and Form 10-KSB         |_|  Form 20-F          |_|  Form 11-K

|X|  Form 10-Q and Form 10-QSB         |_|  Form N-SAR



For Period Ended                    September 30, 2001
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|_|  Transition Report on Form 10-K and 10-KSB

|_|  Transition Report on Form 20-F

|_|  Transition Report on Form 11-K

|_|  Transition Report on Form 10-Q and Form 10-QSB

|_|  Transition Report on Form N-SAR

For the Transition Period Ended
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I   --  REGISTRANT INFORMATION

       Full name of the Registrant               At Home Corporation
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       Former name if applicable
                                                 -------------------------------

       Address of principal executive office     450 Broadway Street
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       City, state and zip code                  Redwood City, CA 94063
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PART II  --  RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|     (c)   The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On September 28, 2001, the Registrant and certain of its wholly-owned subsidiaries filed voluntary petitions for reorganization relief under Chapter 11 of the United States Bankruptcy Code. The daily requirements of the company's bankruptcy proceedings and related actions of the creditors' committee, as well as efforts to sell non-core businesses and to streamline operations, have placed an undue hardship on the company's limited resources, including its advisors. Due to these factors and the additional level of review by legal advisors required due to the company's bankruptcy proceedings, the Registrant has not been able to complete the Form 10-Q for the quarter ended September 30, 2001 without unreasonable effort or expense by the prescribed due date.

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PART IV  --  OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

                    Dan Brush                   (650)              556-5000
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                     (Name)                  (Area Code)      (Telephone Number)


            (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            |X| Yes       |_| No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |X| Yes       |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see Attachment A.
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                               At Home Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2001                          By: /s/ Dan Brush
                                                     ---------------------------
                                                     Dan Brush
                                                     Vice President and
                                                     Acting General Counsel

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                                  Attachment A
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                      Third Quarter 2001 Operating Results

         The following is a summary of the Registrant's operating results for its fiscal quarter ended September 30, 2001:

         o Worldwide residential broadband subscribers totaled 4,162,000 as of September 30, an increase of approximately 486,000 during the quarter. Total residential subscribers in North America were 3,690,000, an increase of approximately 417,000.

         o The Registrant had $157.0 million in cash and short-term investments as of September 30, 2001, of which $140.1 million was unrestricted.

         o Total revenue for the quarter was $138.4 million, of which more than 85% was generated by the Registrant's Consumer Access and Commercial Services businesses.

         o Net loss for the quarter was $271.3 million or $0.66 per share. Net operating loss, which excludes non-operating costs and certain reorganization and other items, was $51.2 million or $0.12 per share. Net operating loss excludes expenses for the write-down, cost and amortization of goodwill, intangible assets and certain other assets and acquisition-related amounts, restructuring costs, and cost and amortization of distribution agreements, and includes interest and other expense, net.

         The Registrant's total revenues in the third quarter of 2001 decreased 14% compared to the third quarter of 2000. This decrease was due primarily to an 82% decrease in Media/ Advertising revenues and a 20% decrease in Commercial Services revenues, partially offset by an 84% increase in Consumer Access revenues. The decrease in Media/Advertising revenues was primarily attributable to the deterioration in the Internet business climate and advertising sector, and the loss of advertisers attributable to the Registrant's announcements to seek buyers for this business and to streamline portions of its media operations. The decrease in Commercial services revenues was due primarily to the discontinuation of e-commerce business application operations in the first quarter of 2001. The increase in Consumer Access revenues was attributable to an increase of 1.7 million North American subscribers to the Registrant's @Home service from September 30, 2000. For the third quarter of 2001, the Registrant's Consumer Access segment accounted for approximately 75% of its total revenues, and Media/Advertising accounted for approximately 10% of total revenues, compared to approximately 35% and 50% of total revenues, respectively, from each segment during the third quarter of 2000. The Registrant's cash, cash equivalents and short-term investments decreased from $332.9 million at September 30, 2000 to $157.0 million, or a decrease of 53%, due primarily to operating expenses and capital expenditures in the Registrant's broadband network and operating losses associated with its media businesses, offset by the $85 million in proceeds from the Registrant's new

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backbone capacity agreement with AT&T Corp. and $100 million proceeds from convertible debt issued in June 2001. The net loss in the third quarter of 2001 was approximately 60% less than in the third quarter of 2000, due primarily to a significant decrease in cost and amortization of goodwill and intangible assets, as the Registrant recorded impairment charges with respect to these items in the fourth quarter of 2000 and first quarter of 2001, offset partially by restructuring costs and write-downs of assets during the third quarter of 2001.

         On September 28, 2001, the Registrant and its wholly-owned subsidiaries (excluding certain foreign subsidiaries) filed petitions for reorganization relief under chapter 11 of the United States Bankruptcy Code. On the same date, the Registrant also entered into an asset purchase agreement with AT&T Corp. for the purchase by AT&T of substantially all of the assets and services associated with the Registrant's broadband internet access business for $307 million and the assumption of certain liabilities. The transaction is subject to closing conditions including timely approval by the bankruptcy court and competing offers or overbids.

         Both the Registrant and the creditor committee representing the Registrant's bondholders have filed motions in the bankruptcy court seeking an order for the Registrant to reject master distribution agreements with certain cable companies. In October 2001, the Registrant entered into interim agreements revising the terms under which it provides service to its North American cable partners. Under these agreements, payments for past services were brought current and the Registrant will receive periodic up-front payments for subscriber revenues based on a fixed amount of revenue per subscriber that is higher than the revenue-share amounts historically received. These interim agreements expire on November 30, 2001, and there can be no assurance that they will be extended or renewed.

            The operating results in this filing constitute forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Action of 1934, and are subject to the safe harbors created by those sections. These forward-looking statements include, among other things, statements about the company's future financial outlook, cash position, revenues and growth of its broadband subscriber base. Reported results should not be considered as an indication of future performance. Actual results may differ materially due to a number of factors, including but not limited to the company's bankruptcy proceedings (which may result in a liquidation of the company), and the duration of these proceedings; whether or not the company's interim revenue agreements with its cable partners are renewed or extended; claims made and developments arising during the bankruptcy proceedings; whether or not our agreement with AT&T to sell our broadband business receives timely approval from the bankruptcy court and related parties in interest, whether competitive bids arise, and whether the overall purchase price for the company's business changes from the original AT&T bid; the company's ability to execute on expense reduction plans; the company's ability to find buyers for certain business units; the company's ability to maintain its relationships with its cable partners and critical vendors; the company's ability to retain key employees and to manage its operations without interruption; and adverse economic and industry conditions. The matters discussed involve risks and uncertainties described in the Registrant's quarterly report for the quarter ended June 30, 2001, and subsequently filed current reports on Form 8-K. Please also refer to the Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2001 upon filing of this report with the Commission. The Registrant assumes no obligation to update this forward-looking information except as required by law.

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